UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exchange Offers

On May 11, 2017, Intelsat S.A. (“Intelsat”) issued a press release announcing that certain of Intelsat’s indirect wholly-owned subsidiaries extended the expiration date and withdrawal deadline for their respective debt exchange offers (the “Exchange Offers”) and solicitations of consents (the “Consent Solicitations”) with respect to certain of their respective outstanding senior unsecured notes. The Exchange Offers and Consent Solicitations commenced on March 24, 2017 and are being made pursuant to Intelsat’s previously announced conditional Combination Agreement with WorldVu Satellites Limited.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the extensions of the Exchange Offers and Consent Solicitations.

The information contained in this report shall be deemed to be incorporated by reference into (1) the confidential offering memorandum of Intelsat Jackson Holdings S.A., dated March 24, 2017, with respect to the exchange offers made pursuant thereto, (2) the confidential offering memorandum of Intelsat (Luxembourg) S.A., dated March 24, 2017, with respect to the exchange offers made pursuant thereto, and (3) the confidential offering memorandum of Intelsat Connect Finance S.A., dated March 24, 2017, with respect to the exchange offer made pursuant thereto.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated May 11, 2017, entitled “Intelsat Extends Expiration Date and Withdrawal Deadline of Debt Exchange Offers to May 15, 2017”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: May 11, 2017	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated May 11, 2017, entitled “Intelsat Extends Expiration Date and Withdrawal Deadline of Debt Exchange Offers to May 15, 2017”